Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

March 6, 2015

VIA FEDERAL EXPRESS & EDGAR

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Valspar Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed December 22, 2014
File No. 1-3011

Dear Mr. Cash:

On February 20, 2015, the Company received your comment letter relating to the Company’s Form 10-K for the fiscal year ended October 31, 2014. Given the timing of the comment letter relative to the filing date of the Company’s first quarter Form 10-Q, the Company contacted the SEC staff to request an extension of time in which to respond, which was granted. As a result, the Company intends to respond to your comment letter on or prior to March 20, 2015.

Should you have comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

Paul D. Chestovich

cc:	James Muehlbauer Tim Beastrom Martin Rosenbaum Doug Hunter

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